UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue

Aperia tower 1, #09-03/04

Singapore 339509

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

EXPLANATORY NOTE

Bitdeer Technologies Group (the “Company”) today closed its private placement of US$330 million principal amount of 4.875% Convertible Senior Notes due 2031. Initial purchasers of the notes have an option to purchase up to an additional US$45.0 million principal amount of the notes, within a 13-day period beginning on, and including, June 23, 2025.

INCORPORATION BY REFERENCE

This current report on Form 6-K is hereby incorporated by reference in the registration statements of the Company on Form F-3 (No. 333-273905, No. 333-278027, No. 333-278029, No. 333-280041 and No. 333-283732) and Form S-8 (No. 333-272858 and No. 333-275342), to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
4.1	Indenture, dated June 23, 2025, by and between Bitdeer Technologies Group and U.S. Bank Trust Company, National Association
4.2*	Form of Zero-Strike Call Confirmation
4.3	Form of Global Note, representing Bitdeer Technologies Group’s 4.875% Convertible Senior Notes due 2031 (included as exhibit A to the Indenture filed as Exhibit 4.1)

*	Certain portions of this exhibit have been redacted or omitted in accordance with Item 601(a)(6) of Regulation S-K.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this current report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

By:	/s/ Jihan Wu
Name:	Jihan Wu
Title:	Chairman of the Board and Chief Executive Officer

Date: June 23, 2025

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